SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                            (Name of Subject Company)


                      SUTTER/JAMBOREE ACQUISITION FUND, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
Robert Dixon                                 Paul J. Derenthal, Esq.
Sutter Capital Management, LLC.              Derenthal & Dannhauser
595 Market Street, Suite 2100                One Post Street, Suite 575
San Francisco, California 94105              San Francisco, California  94104
(415) 777-2186                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                  Transaction                          Amount of
                  Valuation*                           Filing Fee

                  $1,500,000                           $216

* For purposes of calculating the filing fee only. Assumes the purchase of 1,000 Units at a purchase price equal to $1,500 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

CUSIP NO.   None                 14D-1                       Page 2 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     Sutter/Jamboree Acquisition Fund, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                      (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            128


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     3.65%


10.  Type of Reporting Person (See Instructions)

             OO

Item 1.      Security and Subject Company.

             (a) This Schedule relates to Units of limited partnership interest (the "Units") in WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP, a Delaware limited partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 5 Cambridge Center, Cambridge, Massachusetts 02142.

             (b)  This  Schedule   relates  to  the  offer  by   Sutter/Jamboree
Acquisition Fund, LLC (the "Purchaser") to purchase up to 1,000 Units at a purchase price equal to $1,500 per Unit, less the amount of any distributions declared or made with respect to the Units between November 24, 1999 (the "Offer Date") and December 31, 1999 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 1999 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 3,500 Units issued and outstanding held by approximately 1,756 Unitholders as of May 15, 1997, according to its most recently filed annual report on Form 10-K for the year ended December 31, 1996.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchaser" and in Schedule I and the Addendum of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchaser" and Schedule I and the Addendum in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchaser nor, to the best of the knowledge of the Purchaser, any person named on Schedule I and the Addendum to the Offer to Purchaser nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.      Past  Contacts,  Transactions  or  Negotiations  with  the  Subject
             Company.

             (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchaser" in the Offer to Purchase for information concerning purchases of Units by an affiliate of the Purchaser. Other than the foregoing, since January 1, 1994, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a) - (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchaser has no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Item 5(a) through (g) of Schedule 14D-1.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated November 24, 1999

             (a)(2)  Letter of Transmittal

             (a)(3)  Form of Letter to Unitholders dated November 24, 1999

             (a)(4)  Advertisement

             (b)-(f) Not applicable.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       November 24, 1999



SUTTER/JAMBOREE ACQUISITION FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager

                                  EXHIBIT INDEX


Exhibit              Description                                            Page

(a)(1)       Offer to Purchase dated November 24, 1999

(a)(2)       Letter of Transmittal

(a)(3)       Form of Letter to Unitholders dated November 24, 1999

(a)(4)       Advertisement